SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-8A

          NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940


          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Salomon Brothers Convertible and Strategic Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
125 Broad Street, New York, New York 10004

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process: Robert I. Frenkel, Salomon Brothers Asset Management Inc, 300 First Stamford Place, Stamford, CT 06902

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES [X] NO [ ]


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                                   SIGNATURE

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 14th day of December, 2004.

[SEAL]

                   Salomon Brothers Convertible and Strategic Income Fund Inc.
                   ----------------------------------------------------------
                                     (Name of Registrant)


                   By:    /s/ R. Jay Gerken
                      ------------------------------------
                              R. Jay Gerken
                              Chairman


Attest:    /s/ Andrew Shoup
           ------------------------------------
           Andrew Shoup
           Chief Administrative Officer